UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132) and on Form F-1 (File No. 333-266050), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Entry Into Material Agreement

As previously announced, on July 31, 2023, Evaxion Biotech A/S (the “Company”) entered into an agreement with Global Growth Holding Limited (“GGH”), for the issuance of, and subscription to, notes (the “Notes”) convertible into new ordinary shares, nominal value DKK 1 (the “Ordinary Shares”), of the Company (the “Agreement”), with each Ordinary Share represented by one (1) American Depositary Share of the Company (the “ADSs”). Pursuant to the Agreement, the Company may elect to sell to GGH up to $20,000,000 in such Notes, subject to certain limitations and conditions set forth in the Agreement. The Notes are subject to conversion into new Ordinary Shares at any time upon submission of a request for conversion by GGH to the Company.

Pursuant to the Agreement, on any business day over the 36-month term of the Agreement, the Company has the right, but not the obligation, at its discretion and subject to certain conditions, to direct GGH to purchase tranches of up to $700,000 in aggregate value of Notes (each a “Tranche”). The Notes carry a zero coupon and will be issued at a subscription price corresponding to their par value. The conversion price of the Notes will be determined as 83.5% of the second lowest closing volume weighted average share price (VWAP) of the ADSs for the eight (8) trading days immediately preceding the issuance of each conversion request by GGH, unless the lowest Closing VWAP of the ADSs over the such eight (8) trading days is the most recent trading day in which case the conversion price will be 85% of the lowest closing VWAP of the ADSs over such eight (8) days.

The Company is not obligated to sell any Notes pursuant to the Agreement, and will control the timing and amount of any such sales. Except with respect to the first Tranche, GGH shall not be obligated to purchase any Notes if GGH’s total exposure with respect to such Notes exceeds $250,000 outstanding at any point in time. In addition, GGH’s obligation to purchase Notes is subject to the condition that a registration statement registering the resale of the Ordinary Shares represented by ADSs under the Securities Act of 1933, as amended, is declared effective by the Securities and Exchange Commission (the “SEC”), and that a final prospectus relating thereto is filed with the SEC. In addition, if the conversion of the Notes, as of the trading date immediately preceding the date of issuance, at the applicable conversion price would result in issuance of Ordinary Shares that would exceed in the aggregate 19% of the Company’s Ordinary Shares outstanding as of the date of the Agreement, or would result in GGH and its affiliates holding 19% or more of the Company’s Ordinary Shares, then GGH would not have an obligation to purchase such Notes. There is no floor or upper limit on the conversion price for the Notes.

The Agreement contains customary representations, warranties, indemnification rights and other obligations and agreements of the Company and GGH. Whether or to what extent the Company sells the Notes to GGH under the Agreement will depend on a variety of factors to be determined by the Company from time to time. Under the terms of the Agreement, as consideration for GGH’s irrevocable commitment to purchase Notes, the Company is obligated to pay GGH a commitment fee in the amount of 5.5% of the total commitment amount, or $1,100,000. The commitment fee is payable in amounts of $300,000 at the time of the drawdown of the first Tranche, and $160,000 at the time of drawdown for each of the next five Tranches. After the initial drawdown of the first Tranche, if no subsequent draws are made by the Company under the Agreement because the facility is not available, no additional commitment fee is payable by the Company. If the commitment fee has not been paid in full, any remaining amount due will be paid by the Company if it is terminating the Agreement or not utilizing the facility, despite readily available commitment.

This Current Report on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy any ADSs, nor shall there be any sale of ADSs in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

The Agreement is filed as Exhibit 10.1 to this Current Report on Form 6-K and incorporated herein by reference. The foregoing description of such agreement and the transactions contemplated thereby are qualified in their entirety by reference to such exhibit. In addition, the Agreement has been included to provide information regarding its terms. The Agreement is not intended to provide any other information about the Company.

Exhibits

Exhibit
No.	Description
10.1	Agreement for the Issuance and Subscription of Notes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: August 4, 2023	By:	/s/ Per Norlén
Per Norlén
Chief Executive Officer